Exhibit 99.1

Press Release

February 11, 2024

Source: Pekka Ala-Pietilä Proposed as Successor to Hasso Plattner (sap.com)

Pekka Ala-Pietilä Proposed by SAP Supervisory Board as Designated Successor to Chairman Hasso Plattner

WALLDORF — The Supervisory Board of SAP SE (NYSE: SAP) has nominated Mr. Pekka Ala-Pietilä to stand for election as a new member of the Supervisory Board and proposes Mr. Ala-Pietilä as the designated successor to Chairman Prof. Dr. Hasso Plattner. Mr. Ala-Pietilä will stand for election for a two-year term at the next Annual General Meeting and, if elected, will assume the role of chair.

SAP and Dr. h.c. Punit Renjen have mutually agreed to part ways because of a difference in perspective on the role of SAP Supervisory Board chair, which Punit Renjen was designated to assume. Punit Renjen has chosen to resign his mandate on the SAP Supervisory Board with effect from the end of SAP’s Annual General Meeting on May 15, 2024.

Pekka Ala-Pietilä (67) has an illustrious track record in European innovation and technology and is well-positioned to lead SAP’s ongoing successful transformation. He was President of Nokia Corporation from 1999–2005 and a member of the SAP Supervisory Board from 2002–2021. He was the Chairman of the EU Commission’s High-Level Expert Group on Artificial Intelligence from 2018-2020 and chair of Finland’s Artificial Intelligence Programme from 2017-2019. He currently serves on several European corporate boards, including as Chairman of the Supervisory Board of the Dutch multinational location intelligence company HERE Technologies. Mr Ala-Pietilä holds honorary Doctorates in Technology from Tampere University of Technology and in Science from the Aalto University School of Business. He lives in Helsinki.

“After two decades at the helm of SAP SE, the company I’ve nurtured from its inception, ensuring a successful handover of the leadership baton is paramount to me and crucial for SAP’s continued success,” said Prof. Dr. Hasso Plattner, who has served as Chairman since 2003. “In Pekka Ala-Pietilä, I recognize a leader who not only possesses a profound understanding of our industry and the intricacies of European SE governance, but also one who has been a steadfast ally through many of SAP’s pivotal moments. Before looking ahead, let me also express my deep gratitude to Punit Renjen for his efforts and contributions. His energy level and dedication have been exceptional from the beginning. As we welcome Pekka Ala-Pietilä, I am filled with confidence that SAP’s Supervisory Board is in the most capable hands. His vision and well-measured approach are exactly what SAP needs to safeguard its future and ensure its ongoing success.”

Pekka Ala-Pietilä said, “I am grateful to the Supervisory Board of SAP and to Hasso Plattner for the opportunity to rejoin this dynamic European technology leader at such a pivotal time. Thanks to the great people at SAP, the company has set the global standard for enterprise technology for more than 50 years and is now a trailblazer in developing and deploying relevant, reliable, responsible Business AI that will fundamentally change the way business runs. I look forward to working together with colleagues old and new to build on SAP’s track record of delivering revolutionary technology that drives real results.”

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